Exhibit 4.6

[INFORMAL ENGLISH TRANSLATION]

Itamar Medical Ltd.

("the Company")

Compensation policy (English Translation)

As approved by the Company's Compensation Committee on January 18, 2016;

by the Company Board of Directors on January 21, 2016;

by the Company’s Compensation Committee on March 7, 2016;

and by Company’s shareholders at the General Meeting held on March 16, 2016

Definitions and terms used in this compensation policy shall have the meaning associated with them in the Corporate Act, 1999 (hereinafter: "the Corporate Act"), unless otherwise defined in the compensation policy.

1.	General

On December 12, 2012, Amendment 20 to the Corporate Act became effective (hereinafter: "the Amendment"), which governs the structure of compensation of officers at public companies and at debenture companies, and specifies a special process for approval there of. In conformity with the Amendment, the Company's Compensation Committee and Board of Directors have adopted this compensation policy.

The considerations applied by the Company's Compensation Committee (hereinafter: "the Compensation Committee") and the Company Board of Directors in adopting this policy are: promoting the Company's best interests, its work plan and policy in view of the current year as well as from a long-term perspective considering, inter alia, the Company's risk management policy, aligning the interest of officers with thosose of Company shareholders, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer's contribution to achieving of the Company's objectives, maximizing its earnings and its valuation, all from the long-term perspective and in accordance with the officer's role.

The compensation policy was compiled with attention to the nature of the Company, being a Company engaged in research and development, sales and marketing of medical instruments, with attention to the Company's current scope of operations, to the Company being included in the BioMed Index of the Tel Aviv Stock Exchange Ltd. (hereinafter: "the Stock Exchange") and with due attention to the Company's strategy of increasing its business scope in line with the Company's business and strategic plans.

The principles of the compensation policy were specified after internal discussions by the Compensation Committee and the by the Company Board of Directors, in consultation with external advisors. Policy principles were designed to achieve compensation of Company officers, which would ensure that officer compensation is aligned with the Company's best interests and its overall organizational strategy, with due consideration to the Company's risk management policy, and would concurrently result in a sense of identification of Company officers with the Company and its operations, would increase officer satisfaction and motivation and would preserve officers in the Company's service for a long time.

The compensation guidelines are based on targets and benchmarks derived, inter alia, from various Company plans – as determined by the Board of Directors from time to time.

Compensation policy components would refer to each of the following:

A.	Fixed components: Salary, social benefits (such as: beneficial retirement arrangement, disability insurance, study fund, paid leave, sick leave and vacation pay) and other benefits (such as: company car, cell phone, laptop computer, internet connection, attending professional seminars, professional litterature, professional liability insurance, including gross-up of the benefit value for tax purposes) and may include a signing bonus and relocation bonus as well as payments upon retirement (bonus, payment, compensation or any other benefit offered to an officer with regard to their departure from the Company).

B.	Variable components: Various bonuses including, inter alia, annual bonus, special bonus etc.

C.	Equity-based variable components: Options, shares, restricted shares, restricted share units etc. allocated in conjunction with equity-based compensation programs adopted and/or to be adopted by the Company.

D.	Insurance, waiver and indemnification: Board members' and officers' liability insurance (in the normal course of business as well as for non-recurring events (run-off)), waiver of officers' liability, in advance and in retrospect, and provision of commitment to indemnify officers in advance and in retrospect.

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Provisions of this compensation policy apply to Company officers, as defined in the Corporate Act.

The compensation policy, although worded in the masculine for convenience, applies equally to both men and women.

Note that whenever this compensation policy refers to (gross) annual pay / base salary, the actual total cost to the Company would also include payment of social and other benefits as required by law.

Note that this policy foes not confer any rights on Company officers and Company officers shall not have any vested right due merely to adoption of this compensation policy, to receive any of the compensation components listed in the compensation policy. The compensation components to which officers would be eligible are only those individually approved for each officer by the qualified Company organs.

2.	Principles for setting compensation

2.1.	The Company's Compensation Committee and Board of Directors, when reviewing and approving the terms of office and employment of an officer (including an update to pay of an incumbent officer), shall refer, inter alia, to the following matters as applicable to the officer:

2.1.1.	The officer's education, qualifications, expertise, professional experience and achievements.

2.1.2.	The officer's roles and responsibilities and their expected contribution to achievement of Company targets.

2.1.3.	Previous pay agreements for the officer.

2.1.4.	Employment terms of similar officers at the Company.

2.1.5.	If needed, at the discretion of the Compensation Committee, a comparison would be conducted with acceptable pay in the relevant market for similar positions with other companies.

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3.	Ratio of fixed component to variable component

The ratio of maximum annual cost of fixed components to maximum annual cost of variable components for Company officers, as set forth in this compensation policy, is as follows:

	Fixed component as percentage of total compensation (%)	Variable component (bonus and equity) as percentage of total compensation (%)
Executive Chairman of Board of Directors	47%-100%	0%-53%
External and independent Board members	18%-100%	0%-82%
Board members other than Executive Chairman of the Board or external / independent Board members	18%-100%	0%-82%
CEO	100%-32%	0%-68%
Other officer (other than Board member or CEO)	31%-100%	0%-69%

4.	Fixed component

4.1.	Base salary

4.1.1.	Chairman of the Board of Directors

4.1.1.1.	Total annual compensation for services of the Executive Chairman of the Board of Directors (gross) payable to the Executive Chairman of the Board of Directors with respect to providing services to the Company, would be determined by the Compensation Committee, the Company Board of Directors and the General Meeting of Company shareholders - not to exceed USD 150,000 (at the current exchange rate as it may be from time to time) for a full-time position. In case of joint office of two Executive Chairmen of the Board of Directors, the aggregate annual compensation (gross) for services provided by both Executive Chairmen of the Board of Directors shall not exceed the aforementioned amount.

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4.1.1.2.	The Company may also award the Executive Chairman of the Board of Directors securities at a fair value as listed in section 6.3 below.

4.1.1.3.	The Company's Compensation Committee and Board of Directors may approve and submit for approval by the General Meeting of Company shareholders, an annual update of the total compensation payable to the Executive Chairman of the Board of Directors with respect to providing services to the Company, provided that such pay increase would not exceed five percent (5%) of the amount set forth in section 4.1.1.1 above, during the entire term of this compensation policy.

4.1.1.4.	In addition, a Chairman of the Board of Directors (executive or non-executive) would be eligible for reimbbursement of reasonable expenses incurred in the course of their office, against presentation of receipts, as customary at the Company.

4.1.2.	Board members (other than Executive Chairman of the Board of Directors)

4.1.2.1.	Compensation of external Board members and independent Board members of the Company would be relative or annual compensation and compensation per meeting (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with provisions of regulations set forth in Corporate Regulations (Rules for compensation and expense reimbursement for external board members), 2000 (hereinafter: "the External Board Member Compensation Regulations"), as they may be from time to time.

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4.1.2.2.	The Company may also award securities to external Board members and to independent Board members, in conformity with the External Board Member Compensation Regulations at a fair value as set forth in section 6.3 below.

4.1.2.3.	The Company may pay special compensation to expert Board members, which would be relative or annual compensation and compensation per meeting (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with provisions set forth in the External Board Member Compensation Regulations, as they may be from time to time.

4.1.2.4.	Compensation payable to Board members other than external Board members, independent Board members and/or Executive Chairman of the Board of Directors (annual compensation and compensation per meeting) shall not exceed the amount allowed by the External Board Member Compensation Regulations, as they may be from time to time. The Company may also award such Board members securities at a fair value as listed in section 6.3 below. Total compensation payable to each such Board member (including variable components) shall not exceed the compensation actually paid to external Board members[1].

4.1.2.5.	Furthermore, Company Board members would be eligible for reimbbursement of reasonable expenses incurred in the course of their office, against presentation of receipts, as customary at the Company.

[1]	If compensation payable to external Board members is not identical, including if one of the external Board members is eligible to additional pay for being an expert external Board member, then then compensation payable to an ordinary Board member may be equal to the higher compensation.

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4.1.3.	Company CEO

4.1.3.1.	Total annual (gross) pay for the Company CEO would be determined by the Compensation Committee, the Company Board of Directors and the General Meeting of Company shareholders - not to exceed USD 270,000 (at the current exchange rate as it may be from time to time) for a full-time position.

4.1.3.2.	The Company's Compensation Committee and Board of Directors may approve and submit for approval by the General Meeting of Company shareholders, subject to statutory provisions, an annual update of the total annual pay of the Company CEO, provided that such pay increase would not exceed twenty percent (20%) of the amount set forth in this section above, during the entire term of this compensation policy.

4.1.3.3.	When setting the pay of the Company CEO, members of the Company's Compensation Committee and Board of Directors may take into consideration, inter alia, the pay of CEOs of other public companies similar to the Company in size and nature (hereinafter: "the Comparison Companies") as well as the Company's financial performance and contribution of the CEO to the Company.

4.1.3.4.	Furthermore, the Company CEO would be eligible for reimbursement of reasonable expenses incurred in the course of their office, against presentation of receipts, as customary at the Company.

4.1.4.	Officers

4.1.4.1.	Total annual (gross) pay for each Company officer would be determined by the Company's Compensation Committee and Board of Directors, not to exceed NIS 562,000 for a full-time position.

4.1.4.2.	The Company's Compensation Committee and Board of Directors may approve an annual update of the total annual pay of Company officers, provided that such pay increase would not exceed twenty percent (20%) of the amount set forth in this section above, during the entire term of this compensation policy.

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4.1.4.3.	When setting pay for Company officers, memebers of the Company's Compensation Committee and Board of Directors may take into consideration, inter alia, the pay of officers in similar positions at the Comparison Companies as well as the Company's financial performance and the officer's contribution to the Company.

4.1.4.4.	Furthermore, Company officers would be eligible for reimbbursement of reasonable expenses incurred in the course of their office, against presentation of receipts, as customary at the Company.

4.2.	Social and other benefits

4.2.1.	The Company may award to officers, other than Board members, social and other benefits as listed below, to be determined by comparison to generally accepted market terms for officers in similar positions and in conformity with Company policy, such as: (a) Beneficial retirement arrangement (including optional arrangement pursuant to Section 14 of the Severance Pay Act, 1963); (b) Disability insurance; (c) Medical insurance; (d) Contributions to a study fund; (e) Paid leave; (f) Vacation pay; (g) Sick pay; (h) Company car.

4.2.2.	The Company may also award to officers and Board member other benefits, such as: Cell phone, laptop computer, internet connection etc.

4.3.	Signing bonus and relocation bonus

4.3.1.	The Company may, under circumstances to be classified by the Company's Compensation Committee and Board of Directors as extraordinary circumstances whereby recruiting said officer is highly important to the Company, offer the officer a signing bonus or relocation bonus - all subject to obtaining the required statutory approvals.

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4.3.2.	The total signing bonus may not exceed 12 months' base salary as determined for the relevant officer. The Company may determine, upon the award date of the signing bonus at the discretion of the Compensation Committee and the Board of Directors, that the officer would be required to reimburse the Company for the signing bonus awarded, in whole or in part, should they fail to complete a minimum term in office with the Company.

4.3.3.	A relocation bonus would be awarded in case where the officer was relocated to another country for their work with the Company. The total relocation bonus would be calculated based on actual expenses incurred by the officer with respect to their relocation and against presentation of receipts, but not to exceed USD 90,000 for the Company CEO and USD 50,000 for an officer other than the CEO - which may be payable in cash or in share-based compensation, at the discretion of the Company's Compensation Committee and Board of Directors.

4.4.	Severance pay

In case of termination of employment (other than in case of termination of an officer for cause, which the Compensation Committee and Board of Directors consider that gives the Company the right to terminate the officer without payment of severance pay as required by law), the officer would be eligible to receive severance pay by law or - alternatively - equal to the amount of payments contributed on behalf thereof with respect to severance pay, to a provident fund, pension fund etc. - in conformity with provisions of section 14 of the Severance Pay Act, 1963, all subject to the Company's discretion and as specified in their employment contract. Notwithstanding the foregoing, the Company may stipulate in the officer's employment contract (whether upon signing the employment contract or upon revising it) severance pay in an amount which exceeds the amount payable by law to the officer.

4.5.	Notice period

4.5.1.	The Company may give the Company CEO a notice period of up to six (6) months. The Company may give a Company officer other than the Company CEO a notice period of up to four (4) months. The Company may waive employment of the officer during the notice period, in whole or in part, provided that the Company would pay all amounts payable to the officer pursuant to their employment contract. Alternatively, the Company may terminate the officer without a notice period, provided that the Company would pay the officer, upon termination thereof, an amount not less than the payment due, in lieu of the notice period.

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4.5.2.	The Compensation Committee and the Board of Directors may confirm that the officer would be entitled to bonus payments, in cash or in equity, with respect to the notice period and that the notice period would count for vesting of any equity-based compensation awarded there to.

4.5.3.	The notice period for each officer would be stipulated in their employment contract (whether upon signing the employment contract or upon revising it).

5.	Variable component – bonus, special bonus and commissions

5.1.	Targets for annual bonus for a Company officer (including Company CEO, excluding Board members)

The Company may award to an officer (including Company CEO, excluding Board members) an annual bonus, to be calculated pro-rata to their achievement of various targets and benchmarks, in whole or in part, as follows:

5.1.1.	Company targets – Company benchmarks are economic benchmarks of Company performance, as follows: (a) Company share price or Company market cap on the stock exchange where traded; (b) Revenues from Company sales; (c) Operating income/loss[2]; (d) Revenues from sales of any Company product; (e) Revenues from sales of Company products, in whole or in part, in a specific market / territory; (f) Gross earnings/loss; (g) Net earnings/loss; (h) EBITDA. The weighting of Company target(s) selected would range between 0% - 100%. Targets (b) thorugh (h) above would be calculated based on the Company's audited consolidated financial statements.

[2]	For review of the aforementioned criteria, operating income / loss would be taken into account net of depreciation and amortization, changes in provision for doubtful debt and bad debt, expenses with respect to share-based payment and the effect of non-recurring events.

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5.1.2.	Individual targets – Benchmarks to be set for each officer, other than the CEO, in conformity with their position and the Company's work plan: Achievement of development targets; reduction of manufacturing cost; improvement of product quality as measured by the number of malfunctions; improvement of financial benchmarks at organizational unit level, such as sales and profitability; achievement of targets for customer installation backlog; penetration of new markets; achievement of sales mix; cash balances; collection; achievement of expense targets; achievement of financing targets; signing distribution deals; implementation of distribution deals; customer satisfaction benchmark; employee satisfaction benchmark; target for employee turnover rate; regulatory filing and approval according to plan; clinical trials and patient recruiting for clinical trials; achievmenet of number of new product launches; capital raised (for relevant organizational units); reduction of inventory volume and shorter inventory turnover; publication of clinical articles according to plan; introduction of Company products into guidelines; achievement of success targets for customer training and marketing events; achievement of delivery targets; and milestones for obtaining insurance coverage approval. The weighting of individual target(s) selected would range between 0% - 100%.

5.1.3.	Supervisor evaluation – Performance evaluation by the Company Board of Directors (for the CEO) or by the Company CEO (for all other officers). This evaluation should refer, inter alia, to non-financial criteria, to the officer's long-term contribution and to their long-term performance. The weighting assigned to this category is up to 20%.

The Compensation Committee and the Board of Directors shall set the number and composition of targets and the weighting for each target within the same category (for example: If 2 individual targets are selected, the Board of Directors would set the weighting for each of them, provided that their total weighting may not exceed 100%) and may set eligibility for compensation to be contingent on achievement of only one target - which may all be of the same type.

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Details of targets in each measurement category and the weighting of each measurement category would be adjusted individually for each officer, based on seniority and the organizational unit managed / assigned to.

5.2.	Date of setting criteria

For officers other than the Company CEO, the weighting of each of the different measurement categories would be set every year in advance, subject to approval by the CEO and the Compensation Committee. For the Company CEO, the weighting of each of the different measurement categories would be set at least once every year in advance by the Company Board of Directors, subject to approval by the Compensation Committee. Notwithstanding the foregoing, such weighting may be set for several years in advance, subject to the relevant organ being authorized to amend the weightings, if needed, at the start of each calendar year.

5.3.	Maximum annual bonus – The maximum annual bonus amount may not exceed nine (9) monthly base salaries (in cost-to-company terms) for the Company CEO, six (6) monthly base salaries (in cost-to-company terms) for each other officer (other than a Board member or CEO) resident in Israel.

5.4.	Payment of the annual bonus – The annual bonus may be paid, in whole or in part, in cash or in share-based compensation (such as shares, restricted shares, option warrants etc.), at the discretion of the Company's Compensation Committee and Board of Directors.

5.5.	The annual bonus is payable soon after the Company has final data with regard to the relevant criteria and as for criteria based on the financial statements – after publication of the Company's audited annual financial statements.

5.6.	Calculation of cash bonus upon termination of employment – In case of termination of the officer's employment by the Company due to termination of the officer during a calendar year (provided this is not termination for cause): The terminated officer would be eligible to the pro-rata share of the annual bonus only with respect to achievement of criteria based on the financial statements, to be calculated according to the following: (a) The period in that calendar year during which the officer served in their office with the Company; (b) The rate of achievement of the criteria by the Company; (c) The weighting assigned to each criteria.

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5.7.	In case of termination of the officer's employment by the Company due to resignation of the officer during a calendar year (provided this is not resignation under circumstances which would have constituted termination for cause had the officer been terminated by the Company): The officer resigning would be eligible to the annual bonus for a given calendar year, only for achievement of criteria based on the financial statements and only if they serve as officer of the Company through March 31 of the following year, with the bonus amount calculated as set forth in sections 5.4 thru 5.6 above.

5.8.	For calculation of equity-based bonus upon termination of employment, see section 6.11 below.

5.9.	Special bonus

5.9.1.	In addition to the annual bonus, the Company may award each officer a special bonus for officer performance which is not measurable or for outstanding, exceptional contribution by the officer - such as with regard to closing an outstanding transaction in its size or achievement represented. The special bonus would be awarded to an officer, other than the CEO, based on a recommendation by the CEO and subject to approval by the Compensation Committee and Board of Directors. As for the Company CEO, a special bonus may be awarded to them based on recommendations by the Board of Directors and subject to approval by the Compensation Committee, Board of Directors and General Meeting of Company shareholders.

5.9.2.	A special bonus may only be paid to an officer once per year. The special bonus amount may not exceed three (3) monthly base salaries (in cost-to-company terms) for each Company officer[3].

[3]	According to Section 5.1.3 above, 20% of the total annual bonus to officers of the Company may be granted based on supervisor’s evaluation (the “Annual Bonus Discretionary Compnent”), while the total annual bonus shall not exceed 6 monthly salaries (or 9 monthly salaries, for Company’s CEO), in cost-to-company terms. It is clarified that the Annual Bonus Discretionary Component and the Special Bonus paid to any officer for the same calendar year shall not exceed, in total, three (3) monthly salaries, in cost-to-company terms, per each of the Company’s officers.

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5.9.3.	The special bonus may be paid, in whole or in part, in cash or in share-based compensation (such as shares, restricted shares, option warrants etc.), at the discretion of the Company's Compensation Committee and Board of Directors.

5.10.	Commissions

5.10.1.	In addition to the annual bonus and to the special bonus, the Company may pay commissions to officers involved in sales, marketing and business development - in conformity with Company procedures, as approved by the Company's Compensation Committee and Board of Directors.

5.10.2.	The amount of commissions awarded to such officer would be calculated as percentage of total Company sales revenues or sales revenues for any Company product or sales revenues for Company products, in whole or in part, in a specific market / territory, to be specified in advance in each calendar year for the subsequent year, by the Company's Compensation Committee and Board of Directors. In any case, total commissions awarded to any officer may not exceed NIS 700,000 per year.

5.11.	Discretion with regard to bonus reduction

The Company's Compensation Committee and Board of Directors may, in exceptional cases and at their discretion, reduce or cancel a bonus or commissions awarded to an officer.

6.	Equity-based variable component

6.1.	General

The Company may adopt from time to time plans for award of options exerciseable into Company shares, plans for award of shares, restricted shares and/or restricted share units etc. to officers, in order to provide incentive for Company officers to achieve the targets of the annual work plan, or any other target to be specified by the Company's Compensation Committee and Board of Directors (including target share price or market cap for the Company on the stock exchange where Company shares are traded) as well as from a long-term Company policy viewpoint - all in conformity with terms and conditions set forth in this compensation policy below.

Special Bonus paid to any officer for the same calendar year shall not exceed, in total, three (3) monthly salaries, in cost-to-company terms, per each of the Company’s officers.

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The Company may award options, shares, restricted shares and/or restricted share units (in this Section 6: "Securities"), pursuant to employee compensation plans to be adopted in future or previously adopted by the Company for officers from time to time, based on the education, skills, expertise, professional experience, position, roles and responsibilities and contribution to the Company of the relevant officer.

6.2.	Award dates of Securities – The securities would be awarded from time to time, at the discretion of the Company Board of Directors or a Board committee duly authorized and in line with recommendations made by the Compensation Committee, but no more than twice annually per officer.

6.3.	Fair value – The fair value of securities awarded to each officer as of the award date, in annualized terms, may not exceed eighteen (18) monthly salaries (in terms of cost) for the Company CEO or six (6) monthly salaries (in terms of cost) for any officer other than a Board member or CEO[4]. Note that the aforementioned fair value caps exclude any annual bonus or special bonus payable by way of equity-based compensation, which would be subject to the caps listed in sections 5.3 and 5.9 above, respectively.

The fair value of securities to be awarded to each Board member as of the award date, in annualized terms, may not exceed NIS 300,000. Securities may be awarded to Board members once per year at most.

6.4.	Exercise price – Subject to vesting of options, the option exercise price shall be as follows:

6.4.1.	For service options, which vesting is subject to passage of time (not target based): the exercise price shall not be lower than the average Company share price on the stock exchange over the thirty (30) trading days preceding the award approval date by the Company Board of Directors plus 5%.

[4]	For the purpose of section 6.3, the fair value of securities as of the award date, in annualized terms, will be calculated as the result of dividing the economic value to be used for financial reporting by the number of years for vesting (which differs from recording of accounting expenses, which may differ due to a different attribution of the economic value over the years).

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6.4.2.	For options with target based vesting terms: the exercise price shall not be lower than the average Company share price on the stock exchange over the thirty (30) trading days preceding the award approval date by the Company Board of Directors.

Note that unless otherwise specified by the Compensation Committee and Board of Directors and subject to applicable law (including the Companies Law and the Tel-Aviv Stock Exchange Bylaws), the exercise price for restricted shares and restricted share units is zero.

6.5.	Eligibility – The Company may award Securities to officers, which would vest after a specified period of time and subject to continued employment by the Company; the Company may also award Securities to officers, which would vest subject to achievement of targets and/or milestones and/or upon occurrence of a pre-specified event and subject to continued employment (or service provision) with the Company and/or with an affiliated company. Notwithstanding the generality of the foregoing, such targets may include a target share price or market cap for the Company on the stock exchange where Company shares are traded.

6.6.	The vesting period of the Securities shall be as determined by the Company on the award date, but in any case (other than as stated in section 6.7 below), the vesting period of the first lot of Securities awarded on each award date shall be at least one year after the award date or after the employment start date of the officer by the Company, as determined by the Company Board of Directors.

6.7.	Accelerated vesting of Securities

The Compensation Committee and the Board of Directors may specify that upon occurrence of an Acceleration Event (as defined below), or due to termination of the contract for reason of death or disability, vesting of the Securities awarded to the officer, in whole or in part, would be accelerated - including with regard to Securities awarded prior to approval of this compensation policy.

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“Acceleration Event” means one or more of the following events, while the Company shall have the sole discretion to define, with respect to each grant of Securities, which of the following events shall be deemed an Acceleration Event with respect to the same grant (as long as such definition includes at least one of the following events): (a) change of control in the Company (as such term is defined in the securities Law, 1968); (b) sale of all or substantially all of the Company’s assets; (c) the grant of a worldwide exclusive license to all, or substantially all, of Company’s intellectual property; (d) merger following which the shareholders of the Company immediately prior to the merger hold less than 50% (or a lower share, as may be determined by the Company’s compensation committee or the Company’s board of directors) of the outstanding share capital and the voting rights in the entity surviving the merger; (e) US IPO.

6.8.	Exercise period – The Company may award Securities which may be exercised within a period not to exceed ten (10) years from the award date (if not previously expired), all as set forth in the allotment plan. Within up to 10 years from the award date, all un-exercised Securities shall expire.

6.9.	Adjustments - The Securities would be subject to customary price adjustments, including adjustments for dividends, bonus shares, changes to share capital (split / reverse split etc.), rights issuance and corporate re-structuring (such as: merger / spin-off etc.)

6.10.	Exercise at benefit value – Subject to obtaining a pre-ruling from the Tax Authority, as needed, the Company's Compensation Committee and Board of Directors may stipulate in the award of Securities that they would be exercised at their inherent benefit value ("cash-less exercise").

6.11.	Termination of employment – Upon adopting a plan to award Company Securities, the plan shall refer to conditions in case of termination of employment of the officer by the Company, including in case of termination by the Company or due to death or disability of the officer.

6.12.	Maximum dilution rate – the cumulative quantity of Securities granted to company’s employees during the term commencing upon the approval of this Compensation Policy and ending upon the approval of a new compensation policy (the “Relevant Term”) shall not exceed 15% of the issued and outstanding share capital of the Company, on a fully diluted basis. If, at the time of calculation of the maximum dilution rate, there are Securities that already exercised to shares of the Company, then, with regard to such Securities that were exercised by way of cashless exercise (pursuant to Section 6.10 above), only the number of the exercise shares actually issued as a result of such cashless exercise will be taken into account in this calculation (not the number of such convertible Securities prior to their exercise).

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6.13.	The Company's Compensation Committee and Board of Directors have considered the optional setting of a cap on exercise value of equity-based variable components and have resolved not to set such a cap in the compensation policy.

7.	Engagement as contractor or through management company

The Company may engage the officer as an independent contractor rather than as a salaried employee. In such case, all caps listed in this document would be converted into terms of cost to the employer for review whether employment terms of such officer copmly with guidelines in this compensation policy - which would apply to them, mutatis mutandis. In such case, the term "employment contract" used in this policy should be read as "service provision agreement" or "consulting agreement", as the case may be.

8.	Work overseas

Notwithstanding provisions of this compensation policy, the pay cap for officers residing outside Israel for the purpose of discharging their office overseas, would be in conformity with acceptable pay for similar officers in the Company or for officers in other public companies similar in size and nature to the Company, who reside in the same country.

9.	Insurance, waiver and indemnification

9.1.	The Company may award officers liability insurance (including run-off insurance policies), waiver and indemnification commitment, as customary at the Company, all subject to provisions of the Corporate Act and of Company Bylaws.

9.2.	Notwithstanding the generality of the foregoing, the Company may, at any time during the term of this compensation policy, obtain a Board member and officer liability insurance policy (including controlling shareholders), as may serve the Company from time to time, may extend and/or renew such existing insurance policy and/or may contract a new insurance policy upon the renewal date or during the insurance period, with the same insurer or with another insurer in Israel or overseas, at terms such as listed below, to cover liability of Board members and/or officers - provided that such contracting would be based on key terms as listed below and be approved by the Company's Compensation Committee and Board of Directors.

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9.2.1.	The maximum insurance coverage in the insurance policy shall not exceed USD 50 million er claim and on aggregate for the insurance period;

9.2.2.	The maximum annual insurance premium shall not exceed USD 100,000;

9.2.3.	The Company's Compensation Committee and Board of Directors shall approve annually the Company's contracting of a new insurance policy in compliance with the terms and conditions set forth in sections 9.2.1 and 9.2.2 above;

9.2.4.	The insurance policy shall cover claims filed against the Company itself (as distince from claims filed against Board members and/or officers thereof) concerning violation of securities laws in Israel, at least (entity coverage for securities claims) and payment arrangements shall be specified for insurance payouts, whereby the rights of Board members and/or officers to be indemnified by the insurance in conformity with the insurance policy precedes those of the Company;

9.2.5.	The insurance policy shall also cover the liability of Board members and officers considered to be controlling shareholders of the Company or relatives thereof, from time to time, provided that terms of their coverage shall not exceed those of all other Board members or officers of the Group.

10.	Reimbursement of amounts paid to officers

In case where the Company's audited, consolidated financial statements for any year should be revised so that the bonus amount payable to the officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the officer, the Company would pay to the officer, or the officer would reimburse the Company, as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision, provided that no more than three (3) years have elapsed since the award of the bonus to be reimbursed. Payment or reimbursement of amounts, as the case may be, including installments, payment dates, linkage etc. would be specified by the Company's Compensation Committee and Board of Directors.

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11.	Term of the compensation policy

The compensation policy would be effective for a 3-year term starting on the approval date of the compensation policy by the General Meeting of Company shareholders.

12.	Ratio of cost of terms of office and employment of officers and those of other Company employees

12.1.	The Company's Compensation Committee and Board of Directors have reviewed the ratios of the terms of office and employment of officers and the cost of payroll[5] of all other Company employees and of contractors hired by the Company[6], in particular the ratios to the average and median payroll of said employees, as of the approval date of this compensation policy and have determined that these ratios should not impact labor relations at the Company, with reference, inter alia, to how the Company operates, its size and the responsibility and job complexity of the various Company officers.

12.2.	Below is the actual ratio as of the approval date of this compensation policy.

Position	Ratio to average pay	Ratio to median pay
Executive Chairman of Board of Directors(1)	Option 1 – 1.4 Option 2 – 1.9	Option 1 – 2.8 Option 2 – 4.5
Board members other than Executive Chairman of the Board or external / independent Board members[7]	-	-
CEO	Option 1 – 13 Option 2 – 15	Option 1 – 25 Option 2 – 32
Other officer (other than Board member or CEO)	Option 1 – 4 – 5 Option 2 – 4 – 6	Option 1 – 8 – 11 Option 2 – 9 – 14

5	"Cost of payroll" – as defined in Addendum I to the Corporate Act.

6	Calculation of the aforementioned ratio only includes employees of Itamar Medical Ltd.

7	As of the approval date of this compensation policy, the Company remunerates external Board members, independent Board members and the Executive Chairman of the Board of Directors.

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(1)	Assuming the current office of a Co-Chairman of the Board of Directors represents a full-time position and assuming that securities awarded to them are similar to those for external and independent Board members.

(2)	In each of the categories in the table above, Option 1 is assuming 70% of maximum variable compensation and Option 2 is assuming the maximum variable compensation. For Board members, Option 1 was calculated based on total compensation in 2015 and Option 2 includes option-based compensation.

(3)	For ratio calculation, the numerator uses the officer pay based on Option 1 or 2 - and the denominator uses payroll cost for all employees in 2015, except for officers (for which Option 1 or 2 is used as well); the denominator does not include the officer in question, nor does it include Board member compensation.

(4)	Compensation for the Company CEO does not include a stock option component with respect to relocation.

(5)	The monthly payroll cost for option-based compensation is calculated using the base salary plus social benefits.

(6)	The data for this calculation is based on payroll cost for 2015.

(7)	The VP, Sales is eligible for both sales commissions and bonuses.

(8)	The calculation does not include paid leave.

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13.	Miscellaneous

13.1.	This document shall not confer any right on officers to whom this compensation policy applies, nor on any other third party, to receive any compensation whatsoever.

13.2.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Corporate Act and/or Company Bylaws with regard to the manner of approval of contracting between the Company and any officer with regard to their terms of employment or office, and the provisions of this policy do not detract from any mandatory reporting with regard to officer compensation pursuant to the Securities Act, 1968 and regulations based there upon.

13.3.	The Company's Compensation Committee and Board of Directors shall specify the benchmarks composing the variable compensation targets, based on the recommendation by Company management.

13.4.	As part of the approval process of each annual plan, with its various components, by the Board of Directors, changes to Company objectives, market conditions, the Company's position etc. would be reviewed annually. Consequently, and to the extent relevant, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

13.5.	The Board of Directors may, after approving a specific annual compensation plan, decide that no compensation would be paid in conformity with this plan, and may order cancellation or suspension of the plan, in whole or in part, for reasons deemed appropriate by the Board of Directors and due to considerations regarding the Company's best interest.

13.6.	The Board of Directors would review from time to time the compensation policy and the need to revise it in case of any material change in circumstances prevailing upon setting said policy, or for any other reasons.

13.7.	If, after the approval date of this policy, provisions of the Corporate Act and/or regulations based there upon should be revised, so as to be more lenient compared to provisions of this compensation policy, then such lenient provisions shall be considered to be automatically adopted into the compensation policy (with no need for any further approval, including approval by the General Meeting of shareholders) and these provisions shall prevail over the provisions of the compensation policy on the same matter.

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